Exhibit 99.1

XChange TEC.INC Announces Entry into $25.0 Million
Committed Equity Facility with VG Master Fund SPC

SHANGHAI, September 24, 2024 /PRNewswire/ -- XChange TEC.INC (NASDAQ: XHG) (the “Company”), today announced that on September 24, 2024, the Company entered into a Securities Purchase Agreement with VG Master Fund SPC (“VG”) pursuant to which the Company may from time to time sell VG up to $25.0 million of American Depositary Shares (“ADSs”) with each ADSs representing 600,000 of the Company’s Class A Ordinary Shares. The timing of any such sales are solely at the Company’s option and the Company is under no obligation to sell any securities to VG under the Purchase Agreement.

The offering and sale of the ADSs by the Company to VG pursuant to the Purchase Agreement has been registered pursuant to a prospectus supplement, which was filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 24, 2024, to a shelf registration statement on Form F-3 (File No. 333-258187), which was filed with the SEC on September 29, 2022 and declared effective on October 26, 2022.

About XChange TEC.INC

XChange TEC.INC, through its subsidiaries and consolidated variable interest entities, operates insurance agency and insurance technology business. The insurance agency is PRC-licensed and operates nationwide in the PRC with a wide range of insurance products underwritten by major insurance companies, including industry leading and/or state-owned property and casualty insurance companies as well as certain regional property and casualty insurance companies in China. The insurance technology business is focused on operating and developing insurance technology in the PRC, including developing SaaS platform to connect consumers and underwriting support.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations, and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Vivian Shen
ir@qk365.com